FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1        FRN Variable Rate Fix released on 23 December 2002

Document No. 1

RE: NORTHERN ROCK PLC
    USD 5,000,000 SERIES 222 EMTN
    DUE MARCH 2004
    ISIN: XS0145295357

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27DEC02 TO 25MAR03 HAS BEEN FIXED AT 1.45 PCT PER ANNUM.

INTEREST PAYABLE VALUE 25MAR03 WILL AMOUNT TO:
USD 35.44 PER USD 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                Northern Rock plc
                                (Registrant)


Date:  30 December 2002         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary